Exhibit 99.1

Nova Minerals Quarterly Activities and Cashflow Report – 31 December 2024

2024 Surface exploration program delivers further high-grade gold drill results including 29m @ 7.1 g/t Au from surface, gold rock samples up to 141 g/t Au, and high-grade antimony rock samples up to 56.7% Sb

U.S. grant applications for antimony development progressing

Sale of Snow Lake and extinguishment of the Nebari loan strengthens the Company’s balance sheet

Caufield, Australia, Jan. 17, 2025 (GLOBE NEWSWIRE) -- Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA), (FRA: QM3), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold and Critical Minerals Project in Alaska, U.S.A.

Highlights

Estelle Project

●	During the quarter Nova received assay results from the 2024 exploration program for the RPM drilling, and for surface samples taken from the Muddy Creek, Styx, and Stibium prospects. Assay results still outstanding from the Stoney, Wombat, and regional RPM surface sampling are expected back shortly.

Gold Assets – Over 20 Prospects Advancing Including 4 Large Gold Deposits

High-Grade Gold Continues at RPM

	○	The 2024 drill program, which comprised of 21 holes and used the Company owned Reverse Circulation (RC) rig to keep costs to a minimum, was a highly targeted program focused on Pre-Feasibility stage drilling at the high-grade RPM deposit to continue to increase and prove-up resources to the higher confidence Measured and Indicated categories. The majority of the shallow drilling was allocated to advance the high-grade RPM starter pit area (Figure 5).

	○	Results confirmed the continuity of the near surface high-grade mineralization at RPM North with multiple broad intersections grading > 5 g/t Au from surface and sample interval grades up to 52.7 g/t Au. All holes ended in mineralization with highlight results including (ASX Announcements: 9, 16 & 23 October 2024 and Figures 1 to 4):

		■	RPMRC-24005: 43m @ 4.4 g/t Au from 2m, including 13m @ 10.7 g/t Au from 2m, and 2m @ 39.2 g/t Au from 13m.

		■	RPMRC-24008: 45m @ 3.4 g/t Au from surface, including 31m @ 4.7 g/t Au from 3m and, 8m @ 10.5 g/t Au from 22m.

1

■	RPMRC-24016: 39m @ 5.4 g/t Au from surface, including 20m @ 10.2 g/t Au from 5m, and 11m @ 16.4 g/t Au from 12m.

■	RPMRC-24015: 26m @ 3.7 g/t Au from surface, including 18m @ 4.8 g/t Au from 8m, and 5m @ 14.0 g/t Au from 19m.

■	RPMRC-24017: 29m @ 7.1 g/t Au from surface, including 22m @ 9.4 g/t Au from surface, and 2m @ 52.7 g/t Au from 19m.

■	RPMRC-24020: 28m @ 4.5 g/t Au from surface, including 23m @ 5.3 g/t Au from 5m, and 3m @ 25 g/t Au from 14m.

○	Extensive surface exploration sampling program was conducted around the wider RPM area to potentially extend existing and delineate additional high-grade mineralized zones, with results expected back shortly.

Muddy Creek Gold Anomaly Extended by 400m

○	2024 follow-up sampling at Muddy Creek reveals further high-grade gold with 6 rock samples > 10 g/t Au, including a high of 128.5 g/t Au, and 8 soil samples > 2 g/t Au, including a high of 6.3 g/t Au (ASX Announcement: 27 November 2024).

○	The Muddy Creek high-grade zone now measures 800m x 400m (Figure 6).

Stibium Gold Results up to 141 g/t Au

○	Follow-up rock sampling at Stibium reveals high-grade gold over 800m long by 400m wide zone with 7 samples greater than 20 g/t Au, including 16 samples greater than 5 g/t Au, and a high of 141 g/t Au (ASX Announcement: 11 December 2024 and Figure 7).

Antimony Assets – 7 Gold-Antimony Prospects with U.S. Grant Applications Progressing

Stibium Antimony Results up to 56.7% Sb

○	Follow-up rock sampling at Stibium revealed high-grade antimony (Sb) over 800m long by 400m wide zone with 11 samples greater than 30 Sb, and a high of 56.7% Sb (ASX Announcement: 5 December 2024 and Figure 8).

○	Broad structurally controlled gold and antimony zones identified at Stibium for a 2025 resource drill program.

○	Nova Minerals, through our 100% owned subsidiary Alaska Range Resources LLC, is a member of the Defense Industrial Base Consortium (DIBC), and as an early mover is well advanced with the Dept of Defense (DoD) grant application process.

Styx Antimony Results up to 54.1% Sb

○	Follow-up sampling at Styx revealed high-grade antimony in outcrop with 4 samples greater than 20% Sb, and a high of 54.1% Sb (ASX Announcement: 20 November 2024 and Figure 9)

○

The main Styx occurrence is a ~1m thick quartz-stibnite vein (50% stibnite) with excellent outcrop exposure over 20m. Samples from the main vein occurrence in 2023 measured 19% and 21.7% Sb (ASX Announcement 10 October 2023).

○	Additional sampling of splays around this occurrence show the anomaly likely extends over a 150m strike length.

2

Estelle Staged Development Optionality

○	Estelle is a major mineralized trend, hosting gold, antimony, silver, copper, and other critical elements and Nova is working to begin production as early as possible with the potential to operate for decades supplying the minerals the world needs.

○	The Pre-Feasibility Study (PFS) currently underway is considering a strategy to achieve production as soon as possible with a scalable operation, subject to market conditions and strategic partners (Figure 10), by;

	1.	Establishing an initial lower capex smaller scale operation at the high-grade RPM deposit for potential near term cashflow at high margins to self-fund expansion plans; and/or

	2.	Develop the higher capex larger mining operation with increased gold production, cash flow, and mine life, which is of interest to potential future large gold company strategic partners.

	3.	With China announcing export restrictions on antimony, the Company is also investigating the possibility to fast track the Stibium gold-antimony prospect development option with potential U.S. Dept. of Defense (DoD) support.

Snow Lake Resources

●	At the end of the quarter Nova sold its entire 6.6 million shares in non-core investment Snow Lake Resources for US$6.73 million (A$10.85 million) gross proceeds. The proceeds from this sale were received a few days into the new year and so have been shown as a subsequent event in the December 2024 cashflow report.

Corporate

●

At the end of the December 2024 quarter, Nova had $A4.085 million in cash. Following the sale of the Snow Lake shares as noted above, and further proceeds from the exercise of NASDAQ warrants in early January 2025, Nova currently has ~ A$16 million (~US$10 million) in cash.

●	Following the quarter end on 8 January 2025 the Company advised that it has reached an agreement with Nebari Gold Fund 1, LLP for the elimination of its existing convertible debt-facility, by way of a conversion of the full outstanding balance of US$5.42 million into ordinary shares, making the Company now debt free.

●	In October, Nova engaged Whittle Consulting to begin project wide optimization for the upcoming economic studies and RPM starter mine Pre-Feasibility Study. This consulting was partially paid in shares in support of the project.

●	The Company held its Annual General Meeting (AGM) on Thursday, 14 November 2024.

3

●	Non-executive director Rodrigo Pasqua resigned from the Company on 12 November 2024 and the Company has commenced a search for a high calibre independent director based in the U.S. with experience in funding and building projects.

●	Notable investing and operating cash flow items during the quarter included: Exploration and evaluation costs of $1.9m principally related to the 2024 drilling and surface exploration program, $610k administration and corporate expenses, the majority of which are related to marketing, software subscriptions, and share registry costs, and $338k for audit, tax and legal fees.

●	Payments to related parties in Q2 FY25 were $364K and included CEO and Executive remuneration and non-executive director fees.

Next Steps

●	Surface sample assay results for Stoney, Wombat, and regional RPM areas
●	Updated Mineral Resource Estimate (MRE) to both JORC and S-K 1300
●	Potentially secure U.S. Department of Defense funding for antimony supply
●	Material PFS test work results and trade-off studies as they become available
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna Access Road updates
●	Infrastructure permitting
●	2025 exploration program plan

4

2024 RPM Drill Program Results

Figure 1. RPM North Section A-A’_070azi showing continuity of mineralization

5

B
B'
Pad 24-1
39m @ 5.4 g/t Au fr surface
incl. 25m @ 8.2 g/t Au fr surface
incl. 20m @ 10.2 g/t Au fr 5m
incl. 12m @ 15.3 g/t Au fr 12m
Incl. 11m @ 16.4 g/t Au fr 12m
43m @ 4.4 g/t Au fr 2m
incl. 23m @ 7.3 g/t Au fr 2m
incl. 13m @ 10.7 g/t Au fr 2m
incl. 2m @ 39.2 g/t Au fr 13m
RPMRC_24016
Grade g/t Au
< 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00
Current Drill Hole
(With Significant Intersection)
Intrusive
Hornfels
OPEN
NOVA MINERALS

Figure 2. RPM North Section B-B’_250azi showing continuity of mineralization

C
C'
Pad 24-1
29m @ 7.1 g/t Au fr surface
incl. 22m @ 9.4 g/t Au fr surface
incl. 6m @ 19.9 g/t Au fr 16m
incl. 3m @ 32.2 g/t Au fr 17m
Incl. 2m @ 52.7 g/t Au fr 19m
28m @ 4.5 g/t Au fr surface
incl. 23m @ 5.3 g/t Au fr 5m
incl. 6m @ 14.3 g/t Au fr 11m
incl. 3m @ 25.0 g/t Au fr 14m
34m @ 3.9 g/t Au fr surface
incl. 3m @ 8.3 g/t Au fr 20m
RPMRC_24017
RPMRC_24018
RPMRC_24019
RPMRC_24020
RPMRC_24021
OPEN
Grade g/t Au
< 0.20
0.20 to 0.50
0.50 to 1.00
1.00 to 5.00
5.00 to 10.00
>= 10.00
Current Drill Hole
(With Significant Intersection)
Intrusive
Hornfels
NOVA MINERALS

Figure 3. RPM North Section C-C’_280azi showing continuity of mineralization

6

N
RPM North
OPEN
A'
B'
C
C'
B
A
RPMRC_24005
RPMRC_24017
RPMRC_24021
RPMRC_24006
RPMRC_24016
RPMRC_24020
RPMRC_24019
RPMRC_24002
RPMRC_24004
RPMRC_24003
RPMRC_24001
OPEN
OPEN
Legend
2024 Drill holes with assays received and reported in this announcement
2024 Drill holes with assays received and reported previously
Previous drill holes
Inferred zone in the current resource
Intrusive
NOVA MINERALS
RPM Valley

Figure 4. RPM North plan view with all drill holes to date, including the 2024 drilling and section view lines for figures 1 to 3.

7

1 km
0.9 km
RPM South
6 km
RPM North
RPM Starter Pit Area
RPM Valley
ological indications show all 3 areas are potentially genetically linked

Figure 5. RPM area showing potential RPM starter pit

8

2024 Surface Exploration Program Results

3.2
2.5
1.6
1.8
1.8
3.0
5.2
2.8
11.5
6.3
2.0
4.0
18.8
93.2
22.3
128.5
33.9
4.7
75.5
1.8
24.6
38.2
10.9
90.5
15.9
5.8
127.5
42.1
9.0
5.5
75.8
43.6
46.2
18.6
12.9
8.6
65.6
12.7
1.8
51.8
Muddy Creek
2.5
2.4
2.2
2.7
1.9
1.0
11.8
2.4
7.8
400m
400m
400m
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Nova Claimblock
NOVA MINERALS
Gold
Muddy Creek - 2024
0 50 100 150 200 m
Figure:
6

Figure 6. Muddy Creek gold results (2023 sampling shown as transparent)

9

400m
800m
TKqd
Kh
Stibium
TKqd
TKqd
141.0
42.8
17.6
17.4
12.9
12.7
5.3
16.3
8.7
8.0
29.1
18.1
62.3
34.8
5.6
3.8
1.4
1.2
1.5
1.3
1.1
3.0
42.8
22.3
12.7
5.3
12.9
8.7
17.4
16.3
3.2
8.0
1.3
17.6
64.7
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
TKqd - quartz diorite
Kh - hornfels
NOVA MINERALS
Gold
Stibium - 2024
0 50 100 150 200 m
Figure:
7

Figure 7. Stibium gold rock sample results (2023 sampling shown as transparent)

10

400m
800m
32.6%
TKqd
Kh
35.3%
34.9%
46.2%
43.3%
Stibium
54.5%
32.7%
56.7%
TKqd
4.3%
54.8%
19.3%
19.1%
45.9%
55.7%
60.5%
2.11%
2%
2%
2.8%
2.11%
2.8%
2%
2%
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Sb_ppm
0 - 5
5 - 100
100 - 500
500 - 1000
1000 - 10000
>1%
TKqd - quartz diorite
Kh - hornfels
NOVA MINERALS
Antimony
Stibium - 2024
0 50 100 150 200 m
Figure:
8

Figure 8. Stibium antimony rock sample results (2023 sampling shown as transparent)

11

1.03%
39.1%
19%
150m
3.02%
28%
21.7%
1.67%
Main Vein
54.1%
20.7%
Possible Extension
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Sb_ppm
0 - 5
5 - 100
100 - 500
500 - 1000
1000 - 10000
10000 - 605000
Soils - Sb_ppm
0 - 5
5 -50
50 - 100
100 - 250
250 - 500
500 - 38200
Quartz-Stibnite Veins
Interpretted
Mapped
NOVA MINERALS
Antimony
Styx - 2024
0 10 20 30 40 50 m
Figure:
9

Figure 9. Styx Antimony Results

12

Estelle Staged Development Options

Deferred Capital/Funding Early Production (Pending completion of studies)

Whiskey Bravo camp & airstrip
Potential Antimony-Gold Processing Plant
Stibium
Potential Gold Processing Plant
Korbel
Potential Gold Processing Plant
RPM

3. Stand Alone Antimony-Gold Starter Mine

- Quick start up, subject to DoD grant
- Low CAPEX
- Small footprint/quick permitting
- Early cashflow potential

1. RPM Starter Mine

- High-grade from surface (Potentially 5g/t+ Au)
- Selective mining of high-grade at/near surface material at RPM North
- Potential for expansion ie: RPM, Train, Regional
- Smaller footprint, Lower CAPEX, Nova funded
- Fast track to production and cashflow
- Scalable

2. Expanded Project – Korbel + RPM + Regional

- Scalable
- Multi-decade mine life
- Multiple mining centers
- Multiple commodities (Au, Sb, Ag, Cu, CMs)
- Higher CAPEX, higher NPV & cashflow
- Significantly increased gold production
- Economies of scale – low AISC
- Nova growth and/or strategic partner funding

Figure 10. Estelle development optionality

New Videos Released on the Company’s Website During the December 2024 Quarter

●	Redchip Small Stocks, Big Money TV Interview
●	Nova Minerals CEO, Chrisopher Gerteisen Talks about the 2024 RPM Drill Results
●	Nova Minerals Redchip Advert on Fox Business and CBNC

Major ASX Announcements During the December 2024 Quarter

●	2 October 2024	- Whittle Consulting Engaged for Estelle Optimization
●	9 October 2024	- RPM Continues to Deliver with 43m @ 4.4 g/t Au from Surface
●	16 October 2024	- Nova Drills 39m @ 5.4 g/t Au from Surface at RPM
●	23 October 2024	- Nova Drills 29m @ 7.1 g/t Au from Surface at RPM
●	22 November 2024	- 2024 Sampling Finds up to 54.1% Antimony at Styx
●	27 November 2024	- Muddy Creek Gold Anomaly Extended 400m with up to 128.5 g/t Au
●	5 December 2024	- Antimony up to 56.7% from Latest Rock Samples at Stibium
●	11 December 2024	- Stibium Antimony-Gold Prospect Results up to 141 g/t Au

13

Top 20 Shareholders as at 14 January 2025

Top 20 Holders As at 14 January 2025

Rank	Name	A/C designation	1/14/2025	%IC
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED[1]		53,605,623	16.65%
2	NEBARI GOLD FUND 1 LP		38,205,938	11.87%
3	BNP PARIBAS NOMS PTY LTD		15,906,546	4.94%
4	BNP PARIBAS NOMINEES PTY LTD	<CLEARSTREAM>	8,360,196	2.60%
5	SL INVESTORS PTY LTD	<SL SUPERFUND A/C>	6,441,393	2.00%
6	CITICORP NOMINEES PTY LIMITED		6,239,541	1.94%
7	BNP PARIBAS NOMINEES PTY LTD	<IB AU NOMS RETAILCLIENT>	5,839,819	1.81%
8	SWIFT GLOBAL LTD	<ALEXANDRA DISCRETIONARY A/C>	5,669,833	1.76%
9	KUSHKUSH INVESTMENTS PTY LTD	<ALEXANDRA DISCRETIONARY A/C>	5,300,000	1.65%
10	MR JAGDISH MANJI VARSANI	<PINDORIA FAMILY AC A/C>	4,100,000	1.27%
11	KAOS INVESTMENTS PTY LIMITED		3,252,692	1.01%
12	MR MAHMOUD EL HORR		2,600,000	0.81%
13	KREN ENTERPRISE PTY LTD	<KREN INVESTMENT A/C>	2,450,000	0.76%
14	MURTAGH BROS VINEYARDS PTY LTD		2,440,000	0.76%
15	MR JUSTIN BRUCE GARE & MRS KRISTIN DENISE PHILLIPS	<TINTIN INVESTMENT A/C>	2,325,568	0.72%
16	MR CRAIG EDWIN BENTLEY		2,259,669	0.70%
17	MURTAGH BROS VINEYARDS PTY LTD	<MURTAGH BROS VINEYARDS S/F>	2,167,380	0.67%
18	LETTERED MANAGEMENT PTY LTD	<BALMORAL FAMILY A/C>	2,050,000	0.64%
19	KIKCETO PTY LTD	<BENJAMIN DISCRETIONARY A/C>	2,028,924	0.63%
20	PATRON PARTNERS PTY LTD	<AP & RL MURTAGH FAMILY A/C>	1,983,214	0.62%
	Total - Top 20		173,226,336	53.80%
	Balance of Register (5,516 holders)		148,751,081	46.20%
	Grand Total		321,977,417	100.00%

1 HSBC Custody Nominees (Australia) Limited includes the fully paid shares issued to the depositary agent, which underlie the NASDAQ listed ADS’s.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

14

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196

15

Tenement Holdings as at 31 December 2024

A list of Nova’s Tenement Holdings, as at the end of the Quarter, is presented in the schedules below, with additional notes.

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%
740524 - 740621	Alaska, USA	85%
733438 - 733598	Alaska, USA	85%
741364 - 741366	Alaska, USA	85%

16

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
Nova Minerals Limited (ASX: NVA)
ABN	Quarter ended (“current quarter”)
84 006 690 348	31 December 2024

Consolidated statement of cash flows	Current quarter $A’000	Year to date (3 months) $A’000
1. Cash flows from operating activities
1.1 Receipts from customers
1.2 Payments for
(a) exploration & evaluation	(217)	(470)
(b) development
(c) production
(d) staff costs (directors/consultants)	(424)	(677)
(e) administration and corporate costs	(610)	(977)
(f) audit, tax, and legal fees	(338)	(1,211)
(g) other professional fees	(255)	(450)
(h) US listing fees	(15)	(255)
1.3 Dividends received (see note 3)
1.4 Interest received	2	22
1.5 Interest and other costs of finance paid	(161)	(327)
1.6 Income taxes paid
1.7 Government grants and tax incentives
1.8 Other (provide details if material)
(a) GST, Withholding tax & Payroll tax	54	18
1.9 Net cash from / (used in) operating activities	(1,964)	(4,327)

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows	Current quarter $A’000	Year to date (3months) $A’000
2. Cash flows from investing activities
2.1 Payments to acquire or for:
(a) Entities
(b) Tenements
(c) property, plant and equipment	-	(51)
(d) exploration & evaluation	(1,893)	(3,424)
(e) investments
(f) other non-current assets
2.2 Proceeds from the disposal of:
(a) entities
(b) tenements
(c) property, plant and equipment
(d) investments
(e) other non-current assets
2.3 Cash flows from loans to other entities	100	100
2.4 Dividends received (see note 3)
2.5 Other (provide details if material)
2.6 Net cash from / (used in) investing activities	(1,793)	(3,375)

73. Cash flows from financing activities
3.1 Proceeds from issues of equity securities (excluding convertible debt securities)	-	8,473
3.2 Proceeds from issue of convertible debt securities
3.3 Proceeds from exercise of options and warrants	1,214	1,214
3.4 Transaction costs related to issues of equity securities or convertible debt securities	(15)	(1,338)
3.5 Proceeds from borrowings
3.6 Repayment of borrowings
3.7 Transaction costs related to loans and borrowings
3.8 Dividends paid
3.9 Corporate advisory costs
3.10 Net cash from / (used in) financing activities	1,199	8,349

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows	Current quarter $A’000	Year to date (3 months) $A’000
4. Net increase / (decrease) in cash and cash equivalents for the period
4.1 Cash and cash equivalents at beginning of period	6,123	3,150
4.2 Net cash from / (used in) operating activities (item 1.9 above)	(1,964)	(4,327)
4.3 Net cash from / (used in) investing activities (item 2.6 above)	(1,793)	(3,375)
4.4 Net cash from / (used in) financing activities (item 3.10 above)	1,199	8,349
4.5 Effect of movement in exchange rates on cash held	520	288
4.6 Cash and cash equivalents at end of period	4,085 *	4,085

5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000		Previous quarter $A’000
5.1 Bank balances	4,085	*	6,123
5.2 Call deposits
5.3 Bank overdrafts
5.4 Other (provide details)
5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above)	4,085	*	6,123

6. Payments to related parties of the entity and their associates	Current quarter $A’000
6.1 Aggregate amount of payments to related parties and their associates included in item 1	364
6.2 Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

* Following the sale of the shares in Snow Lake Resources Ltd. as announced to the ASX on 8 January 2025, and further proceeds from the exercise of NASDAQ warrants in early January 2025, Nova currently has ~ A$16 million (~US$10 million) in cash.

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

7. Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.	Total facility amount at quarter end $A’000			Amount drawn at quarter end $A’000
7.1 Convertible facilities(1)	Up to US$	7,000,000	*	US$	5,000,000	*
7.2 Credit standby arrangements
7.3 Other (please specify)
7.4 Total financing facilities	Up to US$	7,000,000	*	US$	5,000,000	*

7.5	Unused financing facilities available at quarter end

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

* Following the quarter end on 8 January 2025 the Company announced to the ASX, that it has reached an agreement with Nebari Gold Fund 1, LLP (Nebari) for the elimination of its existing convertible debt-facility, by way of a conversion of the full outstanding balance of US$5.42 million into ordinary shares, making the Company now debt free. Consequently, from that date the Company no longer has access to the Nebari convertible facility for financing.

(1) - Convertible Facility

●

Nebari Convertible Note Terms: The terms of the Nebari Convertible Facility were agreed by shareholders at the Company’s annual general meeting held on 14 November 2024. The Varied terms of the Nebari facility are set out in the Notice of Meeting - ASX announcement on 14 October 2024 for details.

●	Repayment of Convertible Facility: Post 31 December 2025, the Company announced to the ASX on 8 January 2025, that it has reached an agreement with Nebari Gold Fund 1, LLP for the elimination of its existing convertible debt-facility, by way of a conversion of the full outstanding balance of US$5.42 million into ordinary shares, making the Company now debt free.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

8. Estimated cash available for future operating activities	$A’000
8.1 Net cash from / (used in) operating activities (item 1.9)	(1,964)
8.2 (Payments for exploration & evaluation classified as investing activities) (item 2.1(d))	(1,893)
8.3 Total relevant outgoings (item 8.1 + item 8.2)	(3,857)
8.4 Cash and cash equivalents at quarter end (item 4.6)	4,085
8.5 Unused finance facilities available at quarter end (item 7.5)	-
8.6 Total available funding (item 8.4 + item 8.5)	4,085

8.7 Estimated quarters of funding available (item 8.6 divided by item 8.3)	1.06

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:

	8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	The Company does not expect the next quarter to be of similar expenditure as was incurred in the December 2024 quarter as all the costs associated with the 2024 drilling and surface exploration program have now been paid. Accordingly exploration expenses will be a lot lower in the March 25 quarter.

	8.8.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:

As noted in the activities report, following the sale of the Snow Lake shares at the end of the quarter, the proceeds from which were not received until early January 2025, and further proceeds from the exercise of NASDAQ warrants in early January 2025, Nova currently has ~A$16 million (~US$10 million) in cash.

	8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:

Based on the responses above and a history of the Company being able to raise equity, the Company expects to be able to continue its operations and meet its business objectives on a going concern basis.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	16 January 2025

Authorised by:	Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.